Hypo Real Estate
HOLDING

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05007230

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Hanns-Christian Paul
Telephone +49/89/20 30 07-721
Fax +49/89/20 30 07-772
E-mail Hanns-Christian.Paul
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 11 April 2005

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Martina Peterhofen　　Dagmar Roed

Enclosures

(1) 11 April 2005	Invitation to the Annual General Meeting of Hypo Real Estate Holding AG on 20 May 2005 and Agenda
(2) 11 April 2005	Annual financial statement 2004 for Hypo Real Estate Holding AG
(3) 05 April 2005	Press release: Hypo Real Estate Bank International: Successful completion of € 91 million financing for the acquisition of Marchand Tower, Courbevoie by Qatar Islamic Bank

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (CEO)
Dr. Paul Eisele, Dr. Markus Fell,
Frank Lamby

Hypo Real Estate

GROUP

Invitation to the second Annual General Meeting

We invite our shareholders to attend the second Annual General Meeting, which will be held on Friday, 20 May 2005, at 10:00 hours, in the ICM – International Congress Center Munich, Am Messesee 6, 81829 Munich, Germany. Admittance from 08:00 hours onwards.

Hypo Real Estate Holding AG,
registered office Munich, Germany

Security code numbers (WKN):	**ISIN:**
Ordinary shares 802770	**Ordinary shares** DE 000 802 770 7
Preference shares 802771	**Preference shares** DE 000 802 771 5

This is a translation of the Invitation and Agenda to the Annual General Meeting of Hypo Real Estate Holding AG. Only the German version of this document is legally binding on Hypo Real Estate Holding AG. Every effort was made to ensure the accuracy of this translation, which is provided to shareholders for informational purposes only. No warranty is made as to the accuracy of this translation and Hypo Real Estate Holding AG assumes no liability with respect thereto.

1. Presentation of the adopted financial statements of Hypo Real Estate Holding AG and the approved consolidated financial statements for the period ending 31 December 2004, the management reports for Hypo Real Estate Holding AG and for the group as well as the reports of the Supervisory Board and the Managing Board for the financial year 2004

From the moment at which the notice of the Annual General Meeting is published, the above-mentioned documents are available for inspection by shareholders in the offices of Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany, and on the Internet at www.hyporealestate.com.

Upon request, a copy of these documents will also be sent to shareholders free of charge.

2. Adoption of a resolution concerning the appropriation of cumulative profits

The Supervisory Board and Managing Board propose that the cumulative profits in 2004 of € 54,435,322.58 will be appropriated as follows:

Payment of arrears for 2002 of advance dividends for 3,638,400 preferential non-voting shares	€ 232,857.60
Payment of arrears for 2003 of advance dividends for 3,638,400 preferential non-voting shares	€ 232,857.60
Payment for 2004 of advance dividends for 3,638,400 preferential non-voting shares	€ 232,857.60
Payment of a dividend of € 0.35 per share for 3,638,400 preferential non-voting shares	€ 1,273,440.00
Payment of a dividend of € 0.35 per share for 130,433,775 ordinary voting shares	€ 45,651,821.25
Total of payments towards shareholders	€ 47,623,834.05
Earnings to be retained	€ 0.00
Earnings to be carried forward to the new account	€ 6,811,488.53
Total of cumulative profits	€ 54,435,322.58

3. Adoption of a resolution concerning the approval of the actions of members of the Managing Board for the financial year 2004

The Supervisory Board and the Managing Board propose that the actions be approved.

4. Adoption of a resolution concerning the approval of the actions of members of the Supervisory Board for the financial year 2004

The Supervisory Board and the Managing Board propose that the actions be approved.

5. Adoption of a resolution concerning the authorisation to acquire and dispose of treasury shares according to § 71 Para. 1 No. 8 German Stock Corporation Act (Aktiengesetz, AktG)

The Supervisory Board and Managing Board propose that the following resolution be adopted:

a) The Company shall be authorised to acquire own shares (treasury shares) for purposes other than trading securities provided that these shares do not account for more than 10 per cent of the Company's capital stock. The acquisition may be effected on the stock exchange or by way of a public purchase offer to all shareholders.

In case of an acquisition effected on the stock exchange the purchase price per share (exclusive of any ancillary costs) may not exceed or fall below the

average market price of the share on the Frankfurt Stock Exchange in the closing auctions in the XETRA trading system (or a comparable successor system) of the three stock exchange trading days preceding the acquisition by more than 10 per cent.

In case of an acquisition by way of a public offer the offer price per share (exclusive of any ancillary costs) may not exceed or fall below the average market price of the share on the Frankfurt Stock Exchange in the closing auctions in the XETRA trading system (or a comparable successor system) of the three stock exchange trading days preceding the publication of the offer by more than 20 per cent. If the volume of tendered shares exceeds the volume of the offer, the tenders are accepted according to a certain ratio. Small lots of up to 100 tendered shares per shareholder may be accepted on a preferential basis.

The authorisation may be implemented by the Company, but also by third parties for the Company's account, once or several times, wholly or in part and for one or more purposes.

The treasury shares acquired under this authorisation and any other treasury shares previously acquired and still in possession of the Company or attributed to it according to § 71a et seq. AktG may not exceed 10 per cent of the capital stock of the Company.

b) Subject to the consent of the Supervisory Board the treasury shares acquired under this authorisation may be sold in a way other than on the stock exchange or by way of public offer to all shareholders, if the acquired treasury shares are sold at a price not falling materially below the market price of company shares of the same

kind at the time of the sale. In this case the number of shares to be sold, including as the case may be shares newly issued under the authorisation to increase the Company's shares capital subject to an exclusion of subscription rights in accordance with § 186 Para. 3 AktG or including as the case may be options or conversion rights for shares issued as part of bonds with options, conversion rights or conversion obligations in return for cash contributions subject to an exclusion of subscription rights in accordance with § 186 Para. 3 AktG, may not exceed the threshold of 10 per cent of the capital stock. In that respect the subscription rights of shareholders for these treasury shares are excluded.

c) Subject to the consent of the Supervisory Board the Managing Board is also authorised to sell the acquired treasury shares in a way other than on the stock exchange or by way of public offer to all shareholders for the purpose of acquiring other companies, business parts of other companies, stakes in other companies, or other assets. In that respect the subscription rights of shareholders for these treasury shares are excluded.

d) Additionally, subject to the consent of the Supervisory Board the Managing Board is authorised to use the acquired treasury shares to fulfil options, conversion rights or conversion obligations resulting from the Company's or any of its direct or indirect subsidiaries' issue of bonds, income bonds, or profit-participating certificates, each with options or conversion rights. In that respect the subscription rights of shareholders for these treasury shares are excluded.

The afore-mentioned authorisations under the letters from b) to d) to dispose of the treasury shares in a way other than by sale on the stock exchange may be implemented by the Company or by third parties for the Company's account, wholly or in part, once or several times, each on its own or in a way combining two and more.

e) Subject to the consent of the Supervisory Board the Managing Board is also authorised to retire the treasury shares acquired under a) wholly or in part without a further resolution by the General Meeting.

f) The authorisation hereby granted will automatically expire without express provision upon a new authorisation to acquire treasury shares according to § 71 Para. 1 No. 8 AktG coming into force. Irrespective of that provision the authorisation hereby granted will in any case expire on 20 November 2006.

6. Adoption of a resolution concerning the conversion of preference shares without voting rights into ordinary shares with voting rights by way of cancelling the preferential treatment and changes to the Articles of Association resulting from this conversion

Bayerische Landesstiftung holds 3,638,400 bearer preferential shares of the Company representing a fraction of the nominal capital of € 3.00 per share. This represents 100 per cent of preferential share capital and approximately 2.71 per cent of the Company's present nominal capital. According to § 4 Para. 2 lit. a) of the Articles of Association the preferential shares afford

an advance dividend of € 0.064 per no-par share to be paid subsequently as well as a further dividend in the same amount as the ordinary shares. According to § 4 Para. 2 lit. b) of the Articles of Association there are arrears for the financial year 2002 of € 0.064 per no-par share. In the same amount there are arrears for the financial year 2003, since the Company's Annual General Meeting has decided to carry cumulative profits forward to the new account and the advance dividend of € 0.064 has not been paid for this reason. These arrears shall be paid according to the proposed resolution on the appropriation of profits for this year (please refer to item 2 of the agenda).

The Supervisory Board and the Managing Board consider the conversion of preferential shares without voting rights into ordinary shares with voting rights to be in the interest of the Company and its shareholders. The conversion premium of € 2.50 per preferential share to be paid by the Bayerische Landesstiftung benefits the Company and increases the capital reserves. The increased value of the Company compensates for the dilution of the value of an ordinary share through the increasing total number of ordinary shares. The preferential shareholder is given the opportunity of flexible market participation. Additionally the conversion increases our market capitalisation and therefore our weight in the MDAX index. This will render the share more attractive for investors.

The Supervisory Board and the Managing Board propose that the following resolution be adopted:

a) Against payment of a conversion premium of € 2.50 per preferential share by the preferential shareholder

the 3,638,400 bearer preference shares without voting rights issued by the Company shall be converted into 3,638,400 ordinary bearer shares with voting rights by way of cancelling the preferential treatment enjoyed by the preference shares without voting rights specified in § 4 Para. 2 of the Articles of Association.

b) The Articles of Association are changed as follows:

aa) § 3 Para. 1 of the Articles of Association (Nominal Capital and shares) is changed as follows:
"The Company's share capital amounts to € 402,216,525.00 consisting of 134,072,175 ordinary bearer shares (notional no-par shares)."

Currently § 3 Para. 1 of the Articles of Association reads as follows:
"The Company's nominal capital amounts to € 402,216,525.00 which is divided into
(a) 130,433,775 bearer ordinary shares (notional no-par shares)
(b) 3,638,400 preferential non-voting bearer shares (notional no-par shares)"

bb) The heading of § 4 of the Articles of Association is changed as follows: "§ 4 Share certificates". § 4 Para. 2 of the Articles of Association is deleted. § 4 Para. 3 of the Articles of Association becomes § 4 Para. 2, and § 4 Para. 4 of the Articles of Association becomes § 4 Para. 3.

Currently the heading of § 4 of the Articles of Association reads as follows:

"§ 4 Ordinary Shares / Preferential Shares / Share Certificates"

Currently § 4 Para. 2 of the Articles of Association reads as follows:
"(a) Preferential shares do not carry voting rights and receive an advance dividend of € 0.064 per no-par share to be paid subsequently as well as a further dividend in the same amount as the ordinary shares. The entitlement to a subsequent payment of the advance dividend is granted as an independent right to holders of preferential shares. The issue of further preferential non-voting shares carrying equivalent rights is reserved.
(b) For the financial year 2002 of Bayerische Hypo- und Vereinsbank Aktiengesellschaft arrears of € 0.08 per preferential share of Bayerische Hypo- und Vereinsbank Aktiengesellschaft have accrued. These arrears will be distributed according to clause 7.1 of the spin-off plan as established on 26 March 2003 in the ratio of 4:1 with the effect, that a partial amount of € 0.064 is allocated to each preferential share of Bayerische Hypo- und Vereinsbank Aktiengesellschaft and a partial amount of € 0.064 is allocated to each preferential share of the Company.

Any further arrears accruing for preferential shares of Bayerische Hypo- und Vereinsbank Aktiengesellschaft in future financial years, in which the preferential shares of the Company are not yet entitled to dividends, will be distributed according to the same ratio once the spin-off gets effective. This distribution is to be disregarded if

payments on arrears have been made from the revenue of a financial year in which the preferential shares of the Company are not yet entitled to dividends."

cc) § 15 of the Articles of Association (voting rights) is changed as follows:
"Each ordinary share carries one vote."

Currently § 15 of the Articles of Association reads as follows:
"(1) Each ordinary share provides for one vote.
(2) Insofar as preferential shareholders are entitled to voting rights under the law each preferential share provides for one vote."

dd) § 21 Para. 1 of the Articles of Association (appropriation of profits) is changed as follows:
"The General Meeting decides on the appropriation of balance sheet profits. The decision is bound by the adopted financial statements."

Currently § 21 Para. 1 of the Articles of Association reads as follows:
"The balance sheet profits of the Company will be appropriated in the following order:
(a) towards the payment of possible arrears of dividends on the preferential non-voting shares from previous years in the order of their emergence;
(b) towards the payment of advance dividends on the preferential non-voting shares according to § 4 Para. 2 of these Articles of Association

(c) towards the even payment of possible further dividends on ordinary shares and preferential shares, provided the General Meeting does not decide on a different appropriation of profits."

c) The Managing Board is instructed to file the changes to the Articles of Association according to letter b) for entry into the commercial register only if the Company has before received the full conversion premium of € 2.50 per preferential share for all preferential shares to be converted.

7. Separate resolution of the ordinary shareholders concerning the conversion of preference shares without voting rights into ordinary shares with voting rights by cancelling the preferential treatment and changes to the Articles of Association resulting from this conversion

The 3,638,400 bearer preference shares without voting rights issued by the Company shall be converted into 3,638,400 ordinary bearer shares with voting rights against payment of a conversion premium of € 2.50 per preference share by way of cancelling the preferential treatment. The Articles of Association shall be revised accordingly (please refer to item 6 of the agenda).

The Supervisory Board and the Managing Board propose that the ordinary shareholders consent to the resolution in item 6 of the agenda.

8. Adoption of a resolution concerning the changes to the Articles of Association in order to adapt the purpose of the Company to the new provisions of the Pfandbriefgesetz (German Covered Bond Act)

On 17 February 2005 the German Parliament and on 18 March 2005 the Federal Council passed the Federal Government's bill revising the German covered bond law. The act is scheduled to come into force on 19 July 2005. The new act repeals the traditional distinction between commercial banks and "Hypothekenbanken" (mortgage banks) and introduces in its place the new term of a "Pfandbriefbank" (covered bond bank) which are financial institutions whose business includes the issue of covered bonds. Therefore the provisions in § 2 of the Articles of Association "Purpose of the Company" will become partly obsolete.

The Supervisory Board and the Managing Board propose that the following resolution be adopted:

a) § 2 Para. 1 Sent. 2 of the Articles of Association is changed as follows:
"The Company may also hold interests in credit institutions, in particular covered bond banks, as well as in financial service institutions."

Currently § 2 Para. 1 Sent. 2 of the Articles of Association reads as follows:
"The Company may also hold interests in mortgage banks, commercial banks and banks of mixed status as well as financial service institutions."

b) The Managing Board is instructed to file the changes to the Articles of Association according to letter a) as for entry into the commercial register only if the Covered Bond Act will have come into force.

9. Adoption of a resolution concerning the changes to the Articles of Association in order to adapt them to the "Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts (UMAG)" (Integrity of Companies and Modernisation of Invalidation Actions in Company Law Matters Act)

The German Government initiated a bill of parliament named "Gesetz zur Unternehmensintegrität und zur Modernisierung des Anfechtungsrechts (UMAG)" on 17 November 2004. A material part of that bill concerns the participation rights in annual general meetings. The previous German statutory requirement to deposit shares which is not standard international practise will be repealed and replaced by an ownership certification by a deposit bank. These statutory provisions may be complemented by provisions in the articles of association stipulating that shareholders must register for the annual general meeting. The UMAG is expected to come into force on 01 November 2005 and may thus be supposed to be in force before our next Annual General Meeting. In order to avoid any legal uncertainties concerning the participation rights for our next Annual General Meeting, the Articles of Association shall be adapted to the new statutory provisions. The UMAG also envisages changes to the provisions concerning the course of events during a general meeting.

According to these the articles of association may authorise the chairman of the meeting to set reasonable time limits to the shareholders' right to ask questions and speak. In order to lay down unequivocal rules in the Articles of Association for such an authority and to enable the conduct of a general meeting to be completed within a reasonable time frame, the Annual General Meeting needs to adopt a resolution regarding such an authority for the chairman of the meeting by changing the Articles of Association. The Managing Board may, however, file the changes for entry into the commercial register only when the UMAG has come into force.

The Supervisory Board and the Managing Board propose that the following resolution be adopted:

a) § 13 Para. 2 of the Articles of Association is changed as follows:
"Unless the statutes allow for a shorter notice, the summoning of the General Meeting must be published at least 30 days prior to the day by the end of which shares have to be registered according to § 14 Para. 1 of the Articles of Association."

Currently § 13 Para. 2 of the Articles of Association reads as follows:
"The summoning of the General Meeting must be published in the Company's papers at least one month prior to the day by the end of which shares have to be deposited according to § 14 of these Articles of Association, disregarding the day of the publication and the last day for depositing in the calculation."

b) § 14 of the Articles of Association is changed as follows:
"(1) Only those shareholders are entitled to attend the General Meeting and to exercise their voting rights who register at the Company or at another agent specified in the invitation notice by producing evidence of their share ownership no later than by the end of the seventh day before the Annual General Meeting. The registration must be in writing and either in German or English. The invitation notice may specify further admissible languages for registration.
(2) The evidence of share ownership is to be provided by way of a written certification by the securities deposit bank. The certification must be either in German or English. The invitation notice may specify further admissible languages for the certification."

Currently § 14 of the Articles of Association reads as follows:
"(1) Every shareholder is entitled to attend the General Meeting.
(2) In order to be allowed to vote in the General Meeting, the shareholders must deposit their shares with the Company, a public notary, a securities deposit bank or any other institutions listed in the publication of the summons, with the shares due to be deposited by the end of the fifth day prior to the day of the assembly and until the end of the assembly. If the last day of the time limit for depositing shares falls on a Sunday, or on a day which is a state confirmed public holiday at the place of depositing or a day at which credit institutions are closed for the public, the deadline for depositing the shares will end on the first subsequent working day of the credit institutions.

(3) The depositing will also be considered effected if the shares are blocked by other financial institutions with the approval of a designated depositary until the General Meeting is completed.
(4) If the shares are deposited with a notary or securities deposit bank, a confirmation of the same has to be submitted to the Company at the latest on the day after the time limit for depositing the shares expires."

c) § 16 Para. 2 of the Articles of Association is changed as follows:
"The Chairman of the assembly decides the order of issues to be discussed and the voting procedures unless these are decided by the General Meeting. He may set reasonable time limits to the shareholders' right to ask questions and speak. He may take such action for the course of the whole General Meeting, for individual items of the agenda, or for individual shareholders or shareholders' proxies."

Currently § 16 Para. 2 of the Articles of Association reads as follows:
"The Chairman of the assembly decides over the order of issues to be discussed and about the voting procedures unless the General Meeting decides on these."

d) The Managing Board is instructed to file the above mentioned resolutions with changes to the Articles of Association for entry into the commercial register only if and when the "Gesetz zur Unternehmensintegrität und zur Modernisierung des Anfechtungsrechts (UMAG)" will have come into force, unless the transition provisions of the UMAG allow for the participation in

the Annual General Meeting of the Company and the voting rights to be governed exclusively by the rules of the current Articles of Association of the Company.

10. Election of the auditors for the financial year 2005

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, be elected as auditors for the financial statements and the consolidated financial statements for the financial year 2005.

Report of the Managing Board to the Annual General Meeting according to § 71 Para. 1 No. 8 Sent. 5 in conjunction with § 186 Para. 4 Sent. 2 AktG with regard to item 5 of the agenda

The purpose of the proposal submitted to the shareholders is to enable the company to acquire its own shares in accordance with § 71 Para. 1 No. 8 AktG up to 10 per cent of the Company's share capital for purposes other than securities trading via the stock exchange or by way of a public offer.

If the shares are acquired via a public offer, every shareholder is able to decide at his/her own discretion as to whether he/she wishes to offer shares to the Company, and if so how many. If the supply of shares offered means that an allocation is necessary, the Company is to be able to accept small lots of up to 100 shares on a preferential basis in order to avoid

fractions and small remainders when the acceptance ratio is determined and thereby to facilitate technical processing.

Overall, the total volume of treasury shares held by the Company must not exceed 10 percent of the share capital.

Because it is possible for treasury shares to be resold, they can be used for generating further own funds. The Company's own shares can be resold via the stock exchange or by way of a public offer. The shareholders receive equal treatment with both of these forms of sale.

In addition, subject to the consent of the Supervisory Board the Managing Board shall be authorised to sell the treasury shares in a way other than on the stock exchange or by way of public offer to all shareholders as long as the selling price does not fall materially below the market price of the Company shares at the time of the sale and a dilution of the market price is thus avoided. The Managing Board will keep a potential discount from the market price as low as possible. Under no circumstances will it exceed 5 per cent. This authorisation will allow certain volumes of Company stock to be offered to institutional investors, new classes of investors to be attracted, and favourable situations to be exploited even when the markets are less liquid. Setting a price close to the market price will allow the shares to be sold at a high price and capital to be strengthened to the largest extent possible. The subscription rights of shareholders therefore need to be excluded. This authorisation incidentally safeguards that even in conjunction with the raising of the present authorised capital in return for cash

contributions and in conjunction with options or conversion rights for shares issued as part of bonds with options, conversion rights or conversion obligations in return for cash contributions not more than 10 per cent of the capital stock may be sold or disposed of by way of excluding the shareholders' subscription rights relying, in both cases, on § 186 Para. 3 Sent. 4 AktG.

Furthermore the acquired treasury shares shall allow the Company to acquire other companies, business parts of other companies, stakes in other companies, or other assets, and to pay for them in shares, even if only partly. The Company is thus empowered to seize interesting opportunities in the competitive market for mergers & acquisitions in a fast and flexible manner which also protects liquidity. This also requires the exclusion of subscription rights of shareholders.

Additionally the Company shall be able to acquire treasury shares to fulfil options, conversion rights or conversion obligations resulting from the Company's or any of its subsidiaries' issue of bonds or profit-participating certificates. This may be a cheaper alternative to using conditional capital. This also requires the exclusion of subscription rights of shareholders.

Subject to the consent of the Supervisory Board the treasury shares acquired by the Company may be retired without further resolution by the General Meeting.

The proposed resolution in item 5 of the agenda shall enable the Managing Board to seamlessly adjust the Company's capital to business demands and to react in a flexible manner to business opportunities or demands. The shareholders' interests will be safeguarded in all aspects.

Participation in the Annual General Meeting and exercising of voting rights

Every shareholder is authorised to attend the Annual General Meeting. Each ordinary share of Hypo Real Estate Holding AG carries one vote in the Annual General Meeting. As the arrears on advance dividends for preferential shares have not yet been paid, the preferential shareholders of Hypo Real Estate Holding AG are entitled to vote in the Annual General Meeting on 20 May 2005. Also each preferential share of Hypo Real Estate Holding AG will therefore carry one vote in that meeting.

If shareholders wish to exercise their voting rights in the Annual General Meeting, they must deposit their shares by no later than the end of 17 May 2005 and up to the end of the Annual General Meeting with the Company or with a notary or with a securities clearing and depositing bank or with the other bodies designated in the invitation notice.

The following depository agents are used:
In Germany:
Bayerische Hypo- und Vereinsbank AG, Munich
In Austria:
Bank Austria Creditanstalt AG, Vienna

The depository requirements are also satisfied if shares are blocked with the approval of a depository agent for that agent by other banks until the end of the Annual General Meeting.

If the shares are deposited with a notary or a securities clearing and depositing bank, the certificates to be issued by the notary or the bank must be submitted to the Company by no later than the day after the expiry of the deposit period.

Proxy for voting rights

A shareholder's voting right can also be exercised in the Annual General Meeting by a proxy, e.g. a bank or an association of shareholders.

We also offer to our shareholders the option to authorise persons appointed by Hypo Real Estate Holding AG who will vote solely on the basis of the instructions given by the shareholder. This may be done in advance. This service provides those shareholders whose custodian bank does not offer a facility for representing the shareholder at our Annual General Meeting or those shareholders who have ordered an entrance ticket and who are subsequently not able to attend the Annual General Meeting with an additional opportunity of having their voting rights execised at the meeting. Shareholders wishing to authorise our proxies need an entrance ticket for this purpose. They are then able to grant power of representation and give instructions in writing on a section of the entrance ticket. Without explicit instructions, the proxies will not exercise a shareholder's voting right.

Applications and nominations of shareholders

Proposals to counter a proposal of the Supervisory Board and Managing Board concerning a specific item of the agenda in accordance with § 126 Para. 1 AktG and nominations, if any, have to be sent exclusively to:

Hypo Real Estate Holding AG
Group Corporate Office
Unsoeldstrasse 2
80538 Munich
Germany
Fax +49 (0) 89 203007-772

The counter-proposals and nominations received at this address before 6 May 2005, 24:00 hours, will immediately be made available to the other shareholders on the Internet at www.hyporealestate.com.

Munich, in April 2005

The Managing Board

Hypo Real Estate Holding AG
Unsoeldstrasse 2
80538 Munich
Germany
Telephone +49 (0) 89 203007-0
Fax +49 (0) 89 203007-772
www.hyporealestate.com

Hypo Real Estate
HOLDING

Annual Report 2004

02

Content

As a result of single and special items resulting from the spin-off and start-up of our company, the prior-year figures which we have stated are only comparable to a limited extent with the figures for the financial year 2004.

Income statement

As the parent company of the Group, Hypo Real Estate Holding AG generated its main income in the year under review from the profit-and-loss transfer agreement with Württembergische Hypothekenbank AG and from the resale of shares to Hypo Real Estate Bank AG for purposes of an internal capital transfer within the Group.

Interest expenses result from the issued participating certificates (Genußscheine) and the borrowings. Some of the funds have been passed down to a subsidiary as subordinated loan, from which interest income was generated.

As part of the expansion in the company's activities in order to handle the controlling and management functions within the Hypo Real Estate Group, the number of employees has now increased to 63, and the related personnel costs have increased by € 5,159 thousands. Some of the employees have been delegated to Hypo International.

Net income before taxes is stated as € 22,078 thousands. Because a part of the corporation and trade tax losses carried forwards resulting from the spin-off have been utilised by the company, the effective tax burden has been reduced except for the minimum taxation.

After consideration of taxes on income the net income is stated as € 17,048 thousands.

Balance sheet

The company's total assets as of 31 December 2004 amounted to € 4,141,987 thousands. They increased by 0.5 % compared with the previous year's figure.

€ 36,500 thousands of the net income from the previous year, were allocated to other retained earnings. The remaining amount of € 37,388 thousands was carried forward to the new account in accordance with the decision of the shareholders' meeting of 4 June 2004. This amount is now included in the profit available for distribution in 2004.

As a result of the brisk interest of the capital market, the utilisation of the Medium-Term-Note-Programme issued by Hypo Real Estate Bank International, puc and guaranteed by Hypo Real Estate Holding AG was 39 % on the balance sheet date (€ 3,918,226 thousands).

Events after the 31 December 2004

Events after the 31 December 2004

As of 1 January 2005, the Hypo Real Estate Group covered itself against the major risks attributable to the defined-benefit pension commitments by taking out an insurance policy which is categorised as "qualified insurance policy" according to the IFRS. The cover is applicable for the vested entitlements (pension provision under IFRS) and also the entitlements which will result in future from the commitments. A partner of the highest possible standing has been taken on board with Allianz Lebensversicherungs AG.

At the beginning of January 2005, Hypo Real Estate Bank International puc successfully issued its third benchmark bond under the MTN programme. As was the case with the second bond, which had been issued in September 2004, this issue also generated a lot of interest on the capital markets: With a volume of € 1,250,000 thousands it beat all expectations.

At the end of January, Hypo Real Estate Holding AG notified Württembergische Hypothekenbank AG that it intended to increase its holding in the latter company to 100 % by way of excluding the minority shareholders in return for an appropriate cash settlement ("squeeze-out"). A resolution concerning the "squeeze-out" is expected to be taken at the next ordinary shareholders' meeting of Württembergische Hypothekenbank AG on 12 May 2005. The size of the cash settlement will be fixed before the shareholders' meeting is convened.

Outlook

Outlook

The forecasts relating to the future development of the Hypo Real Estate Group are estimates which we have made on the basis of all information available to us at present. If the assumptions underlying the forecasts fail to materialise, or if risks – such as those detailed in the risk report – occur to an extent which has not been calculated, the actual results may differ from the results which are expected at present.

The development in earnings seen last year fully confirmed the expectations of the Management Board. For instance, international business was further expanded, and the process of restructuring domestic activities with the portfolio sales of € 4.0 billion at Hypo Real Estate Bank AG was completed much sooner than originally planned. The bank has now resumed new business in Germany and in future will be the centre of competence for the consolidated Group for Germany.

The Management Board is assuming that the Group – after new business at Hypo Real Estate Germany has started up – will be able to generate net income before taxes of between € 400 to 425 million in 2005 and, that with return on equity of 7.5 – 8.0 % after taxes, it will be able to earn its capital costs for the first time.

The proposal for paying a dividend of € 0.35 per share will be submitted to the shareholders' meeting of the company on 20 May 2005. Further profit appropriations are detailed in the notes to the annual report in the explanation for the balance sheet/profit available for distribution (in particular: subsequent payment to preference shareholders).

Banking is based on taking on risks. Wherever risks are taken on in the bank, they have to be managed. For this purpose, the Hypo Real Estate Group last year further adapted its risk management system in line with its business model. This has been achieved primarily by establishing strictly risk-return orientated steering logic and also by the advanced preparations for the capital principles under Basle II, which have introduced important improvements and additions.

Risk management

Risk management is an integral component of Group management at the Hypo Real Estate Group. The objective of risk management is to ensure that a return which is commensurate with the risks that have been taken on is generated and that simultaneously guidelines and tools of risk policy limit these risks in such a way that no unexpected problems endanger the sound basis of the Group. Risk management within the Hypo Real Estate Group therefore always stands for careful and responsible handling of risk.

Management within the Group aims to increase the enterprise value. In order to generate added value, the return on capital employed must exceed the cost of the capital. However, value is also boosted by every yield improvement in relation to capital costs. The Group measures and regularly monitors the progress towards the desired target yield for the individual banks in the Group.

The main factor determining the capital costs are the risk premiums in relation to the risk-free return, which may differ for every stake in line with the individual risk profile. Risk measurement and the process of calculating the risk premiums or checking the risk structure of the portfolios are accordingly of vital importance.

Several Management Board committees have been set up at the holding company for the statutory requirements of standardisation and meaningful coordination of risk management:

- the group asset-liability committee for the market and liquidity risks
- the loan portfolio committee for all credit risks and
- the operational-risk committee for operational risks.

Risk Report I Risk management

These committees, which are manned by members of management from all entities within the Group, meet on a regular basis, define conditions for the risk policy in the Group, allocate risk limits, adopt methods for measuring risk and make recommendations with regard to risk positioning.

The fact that members of the Management Board of the holding company serve on the Supervisory Boards of the individual banks also contributes towards ensuring a uniform risk policy in the Group. For instance, in excess of a defined size, all planned credit exposures of the bank are submitted to the relevant loan committees of the Supervisory Boards using the so-called "exposé" method; one of the aims of this arrangement is to limit concentrations of risk in the Group. The loan committees get support by the new established Group credit risk management of the holding.

Operational risk management is the responsibility of the individual banks in the Group. It was also improved in 2004 as a result of the introduction of improved methods of risk measurement in order to comply with the future requirements of Basle II.

In the Hypo Real Estate Group, a distinction is made between credit risk, market risk, liquidity risk, operational risk, strategic risk and other risks.

The procedures, responsibilities and reporting lines for handling these risks are defined in the risk manual of the holding company and also in the risk manuals of the individual banks, and are binding for every employee. The measurements of the individual risk types are aggregated at the level of the Group and the individual institutions as part of an annual risk capacity analysis and are compared with defined risk cover funds on a conservative basis using a "going-concern" approach. As it additionally takes account of risks for planned transactions as well as risks from stress scenarios, the risk capacity analysis is of key importance for the overall bank management of the Hypo Real Estate Group. The analyses have shown that, with surplus cover of approx. 40 %, the Group has more than adequate risk cover assets in order to back its overall risk position.

Quantitative risk recording is complemented on the quality level by the annual risk inventory carried out in accordance with the KonTraG (Gesetz zur Kontrolle and Transparenz im Unternehmensbereich – law governing control and transparency in the corporate sector), which for 2004 was implemented at the management level throughout the entire Group and which focused to a greater extent on strategic and operational risks.

Credit risks

Credit risks can be broken down into loan default risk, counterparty risk, issuer risk and country risk, and define the potential loss of value which may occur as a result of the default or rating downgradings of customers in lending business, issuers of promissory notes and debt securities as well as counterparties in money market, securities and derivative transactions.

In the field of real estate financing business, the credit risk comprises not only the pure rating risk but also the collateral risk. The latter is attributable to potential losses of value of collateral due to reasons related to the financed properties and/or the market environment. The credit risk attributable to real estate financing transactions is the main risk type in the Hypo Real Estate Group. In order to ensure that this risk is managed in a professional manner, lending policy throughout the entire Group is based on the following core principles:

- Thorough and careful credit analyses of each individual transaction
- Determing the extent to which forecast cash flows are able to cover capital servicing (specifically under extreme market conditions such as sharply rising interest rates) as well as the current and sustainable value of collateral
- Use of rating methods for determining the default probability of the borrower and use of early warning systems
- Use of Loss-Given-Default (LGD) measuring procedures for estimating future proceeds of any foreclosures which may become necessary if borrowers default
- Ongoing active observation of the real estate market and adjustment of the lending policy where necessary
- Avoiding concentration risks and enforcing systematic diversification of the loan portfolio by way of active credit portfolio management
- Ensuring that the loans can be resold or syndicated.

The quality of the valuation methods which are used is constantly monitored by risk controlling; they meet Basle II requirements throughout the Group. In addition, credit risk management regularly monitors the information provided when loans are extended.

Risk Report | Credit risks

The Group uses best-practise approaches such as the German requirements for Credit business for credit institutions (MaK) by way of organisation measures and functional segregation of credit processes right through to Management Board level into market and back office.

In addition to traditional lending business, the Hypo Real Estate Group is also actively involved in purchasing, structuring and onward placing of mortgage-backed securities as a facility for return and risk optimising. Even in the field of public sector financing business, which is no longer part of the target business of the Group, the Hypo Real Estate Group uses internal rating procedures which comply with the Basle II requirements for assessing ratings.

Counterparty risks are defined as possible losses of value affecting interest rate and foreign currency derivatives and forward transactions. Most of these transactions are carried out as hedge positions as part of asset-liability management. A value-at-risk approach based on a market-to-market method is used for measuring the counterparty risk throughout the Group.

Counterparty risks with derivative, security and money market transactions exist with financial institutions, central banks and supranational institutions whose credit standing is above-average on the basis of the assessment of external rating agencies and also on the basis of internally used rating procedures.

The term country risk is used to describe the risk of possible transfer and conversion problems encountered with contract partners domiciled abroad. The location of the property collateral provided is also very important in this respect. Credit risk management is responsible for constantly monitoring and controlling the country limits.

Credit portfolio management is particularly important within the framework of credit risk management. The aim is to reduce the extent and volatility of credit risk costs in line with the overall business strategy of the Group and the Group's ability to bear risk by way of suitable portfolio measures, and to achieve diversification success in the Group measured against risk and earnings parameters.

Real estate financing portfolio by property type


Residential 40 %
Hotels/leisure 3 %
Mixed use 2 %
Logistics/storage 3 %
Retail 18 %
Offices 30 %
Other 4 %

As of 31 December 2004

Risk Report I Credit risks

The process of tracking this aim is supported by the following instruments, some of which are in the process of being set up:

- Continuous portfolio and real estate market analysis
- Systematic increasing or decreasing sub-portfolios in line with risk strategy by way of appropriate new business or adjustments of conditions with risk-adequate margins
- Risk transfer by way of partial portfolio sales, securitisation measures and syndications
- Use of a credit portfolio model for establishing the probabilities of potentially unexpected losses and
- Limiting sub-portfolios in relation to types of property types, regions, customer Groups, rating classes or maturities.

The credit portfolio committee regularly defines a target portfolio structure in order to achieve further gradual improvement of diversification in the context of changing real estate markets. The success in approaching this target portfolio structure is monitored regularly.

The diagrams illustrate the break-down of real estate financing business of the Hypo Real Estate Group of € 60 billion based on specific property types and regions.

The information is based on the loan portfolio (incl. commitments and excl. pro-rata interest) as of 31 December 2004. Including public sector financing business, the credit portfolio was worth € 126 billion.

In addition to the strategy of continuously streamlining the portfolio in Germany by way of low prolongation ratios and simultaneous growth of the international portfolio, a major step was taken in 2004 in terms of bringing the structure of the portfolio into line with the target structure by way of selling loans in Germany worth a total of € 3.6 billion (so-called NPL transactions without accrued interests). Compared with the previous year, the percentage of loans in Germany in relation to the overall volume of the Group declined from 62 % to 56 %. In addition, the diversification of the loan portfolio was further increased by various measures, including the establishment of new locations in Asia.

In addition to the specific loan loss provisions adequate provisions for future losses were set aside for the credit portfolio of the Hypo Real Estate Group by also recognising portfolio-based allowances in accordance with the incurred loss principle under IAS.

Real estate financing portfolio by countries


Spain 3%
France 8%
USA 7%
Great Britain 12%
Germany 56%
2% Italy
6% Netherlands
3% Scandinavia
1% Other
1% Japan
1% CEE

As of 31 December 2004

Risk Report I Market risks

Market risks

Market risk is defined as the potential loss which may be incurred as a result of changes in prices on the financial markets. All lending business, all own issues, all securities held as investments and liquidity instruments as well as all derivative transactions are taken into consideration for this purpose at all banks in the Hypo Real Estate Group. This is also applicable for the positions held in the trading book. Scheduling assumptions for equity funds, allowances and the effects of non-scheduled redemptions are also taken into consideration. The resultant market risks are mainly interest rate risks.

Currency risks are to a large extent hedged at all banks in the Group, and are accordingly present only to a limited extent. Equity, commodity and other price risks are only permitted to a strictly limited extent via alternative investments as part of the scheduling of own funds.

The banks in the Hypo Real Estate Group use a uniform value-at-risk approach for daily quantification of the market risk. This approach determines a potential loss on the assumption that a position is held for ten days and also on the assumption of a confidence level of 99 %. The value-at-risk is established daily by local risk controlling of the banks; it is aggregated by the holding company to form a total market risk at the Group level, and is then reported to management. With this system, the Group is at all times able to control consequences of major market fluctuations, e.g. significant increases in interest rates, in a timely and profitable manner.

Market risk management is handled in the individual banks by a committee on the basis of the market risk position established daily by risk controlling; this committee meets regularly and intensively considers the future development of the financial markets and market parameters. In addition, the Group asset-liability committee uses the market analyses as the basis for making a trend statement for further positionings within the Group. Implementation is again the responsibility of the individual banks within the framework of their risk limits defined by the holding company.

Development in value-at-risk during 2004


Market risk
60
50
40
30
20
10
0
in € million
02.01.2004
02.04.2004
02.07.2004
01.10.2004
31.12.2004

The 10 % escalation threshold for market risk in relation to liable equity (for a parallel shift of 100 basis points in the yield curve), which is prescribed for domestic mortgage banks by the Federal Financial Supervisory Authority (BaFin), is also taken into consideration for risk measurement purposes. This regulatory parameter was considerably less than 5 % throughout the entire year.

In the year 2004, a trading book was implemented in Hypo Real Estate Bank International following approval by the state regulatory authorities. This means that the bank is now also in a position to benefit to a greater extent from short-term market fluctuations. Resultant market risks are also subject to the strict risk management process detailed above, including daily risk measurement, limiting and reporting to management.

Liquidity risks

The foremost goal of the process of managing liquidity risks is to ensure that every individual bank in the Hypo Real Estate Group is solvent at all times. For this purpose, probable payment inflows and outflows and possible liquidity-procuring measures, the so-called liquidity position, must be at least balanced at all times during the following five days. This position is determined daily, with due consideration being given to precautionary discounts, ("haircuts"); it is monitored by the independent risk controlling and reported to the Management Board.

A liquidity preview covering 90 days is prepared in order to identify any additional short-term refinancing needs at an early stage; this preview is used as the basis of active liquidity management. For controlling structural long-term liquidity, the banks in the Group use a capital schedule which is also broken down on the basis of individual product groups and thus also permits fine tuning on the basis of market segments. An annual funding plan is then prepared, with due consideration being given to planned new business; this funding plan is adopted and implementation thereof is monitored. When this plan was introduced, the Hypo Real Estate Group closely followed the Basle recommendations for liquidity management.

Risk Report I Liquidity risks

For short-term funding, all banks in the Group have adequate access to the money market. In addition, the banks have extensive liquidity reserves which can be used as part of the monetary operations of the system of the European Central Bank or which can be provided in the repo market. The good liquidity situation is also demonstrated by the relevant parameters according to principle II of the German Kreditwesengesetz (Banking Act); in December 2004, these were more than 1.2 for the German institutions in the Group, and were thus considerably higher than the specified minimum of 1. In Ireland, the central bank ensures that the banks are solvent at all times by way of regulations specifying that one quarter of equity has to be invested in very liquid funds.

For medium- and long-term refinancing, the main refinancing instruments of the Group are unsecured capital market issues as well as jumbo bonds with their special credit ratings and liquidity.

In the year 2004, proceeds of around € 6.6 billion were generated with these instruments. The creation of commercial paper, debt issuance and medium-term note programmes has ensured that the banks in the Group are able to respond on the market even more quickly and in a more flexible manner. Tranches with a total volume of € 3.9 billion were placed by 31 December 2004 particularly by way of the medium-term note programme of Hypo Real Estate Bank International with a framework of € 10 billion.

Securitisation measures are used to reduce the need to procure capital. The funding arrangements and the costs of external funds are optimised by way of partial syndication of those parts which are eligible as cover funds to the mortgage bond banks of the Group.

In order to quantify the liquidity risks, the potential impact of any downgrading of the rating on the refinancing costs of the Group is determined. As a result of the improved outlook confirmed in 2004 by the rating agencies, the risk of higher refinancing costs for the Hypo Real Estate Group has declined further.

Operational risks

Operational risks are defined as risks attributable to unexpected losses caused by defective internal processes, human errors, technology failure or external events. The definition used in the Hypo Real Estate Group is consistent with the Basle II formula.

The risk controlling entities in the individual banks are responsible for identifying and handling bank- and sector-specific operational risks. An operational risk committee meets regularly at Hypo Real Estate Holding in order to ensure uniform recognition and management of these risks throughout the Group across all banks; this committee defines further standards and guidelines and coordinates activities between the banks.

A group-wide database for identifying losses of operational risks was developed and introduced last year – also for implementing the Basle II requirements. In 2005, bank-specific key indicators for the whole of the Group will be developed as the basis of an early warning system for potential operational risks.

In addition to these indicators which can be evaluated quantitatively, a quality-oriented risk self-assessment will be designed; this can also be used for identifying measures which limit and avoid risk.

No significant operational risks occurred during the year under review, such as IT failures or major losses due to process errors. Where necessary, current changes in legislation and legal verdicts will be implemented promptly.

Strategic risks

Strategic risks are defined as the risk that fundamental decisions of business policy might endanger the long-term success of the Hypo Real Estate Group. The strategic direction of the Group is regularly reviewed at Management Board level on the basis of extensive market observations. This enables risks to be limited and countermeasures to be taken at an early stage in the event of problems. The Group uses regular performance-to-budget comparisons to monitor the success of operational implementation of the business strategy.

Risk Report I Summary

Summary

Credit risks are the predominant form of risk in the Hypo Real Estate Group. In addition, one of the overriding aims is still to ensure that the Group will in future always be able to obtain adequate liquidity and refinancing funds for acceptable prices. This means that liquidity and market risks are very important. As far as the operational risks are concerned, the focus is on supporting the growth planned by the Hypo Real Estate Group with appropriate know-how, systems and processes.

The Hypo Real Estate Group already uses a modern risk management system with which the risks which are taken on can be efficiency managed even if overall market conditions deteriorate. The risk management system for comprehensive, prompt and active identification, measurement, monitoring and steering of all major risks is based on best-practise approaches and market standards. The Group's auditor arrived at the legal annual audit to the conclusion that the system is able to detect in time developments which can endanger the existence of the company. The Group aims to adopt the advanced approach based on internal rating procedures within the framework of the new Basle II agreement. The necessary adjustment work is already far advanced and is running as scheduled. The Group is confident that these efforts in particular will enable it to further improve its competitiveness and sustainably generate value for its shareholders.

Balance Sheet as of 31 December 2004

Assets in €	31.12.2004	31.12.2003
Fixed assets		
Intangible assets		
Licenses and software	258,981.00	269,013.00
Advances paid on intangible assets	396,156.25	232,500.00
	655,137.25	501,513.00
Property, plant and equipment		
Operational and office equipment	652,845.76	692,460.00
Financial assets		
Shares in affiliated companies	3,873,079,938.25	3,842,011,453.32
Loans to affiliated companies	200,000,000.00	200,000,000.00
	4,073,079,938.25	4,042,011,453.32
Current assets		
Accounts receivable and other assets		
Accounts receivable from affiliated companies	60,416,672.86	55,400,014.63
Other assets	4,928,072.41	9,206,801.47
	65,344,745.27	64,606,816.10
Cash at banks	71,495.64	10,749,334.71
Deferred charges and prepaid expenses	2,183,236.96	1,588,770.36
Total assets	**4.141.987.399,13**	**4.120.150.347,49**

Shareholders' equity and liabilities in €

	31.12.2004	31.12.2003
Shareholders' equity		
Subscribed capital		
Ordinary shares	391,301,325.00	391,301,325.00
Preference shares	10,915,200.00	10,915,200.00
	402,216,525.00	402,216,525.00
Additional paid-in capital	3,309,783,475.00	3,309,783,475.00
Retained earnings		
Other retained earnings	36,500,000.00	36,500,000.00
Participatory capital	97,123,574.14	97,038,253.16
Profit available for distribution	54,435,322.58	37,387,794.26
Provisions		
Provisions for pensions and similar obligations	4,700,176.00	3,584,120.00
Tax provisions	5,205,383.51	1,339,300.00
Other provisions	6,600,338.45	3,809,059.65
	16,505,897.96	8,732,479.65
Liabilities		
Deposits from other banks thereof with a remaining period to mat. of up to 1 year € 7,501,519.14 (previous year: € 2,091,213.20)	207,501,519.14	210,926,213.20
thereof with a remaining period to mat. of more than to 1 year € 200,000,000.00 (previous year: € 200,000,000.00)		
Accounts payable, trade thereof with a remaining period to mat. of up to 1 year € 123,151.84 (previous year: € 999,600.35)	123,151.84	999,600.35
Accounts payable to affiliated companies thereof with a remaining period to mat. of up to 1 year € 9,690,798.61 (previous year: € 8,771,667.93)	9,690,798.61	8,771,667.93
Other liabilities thereof for taxes € 366,862.24 (previous year: € 0.00)	8,107,134.86	7,794,338.94
thereof for social security € 0.00 (previous year: € 0.00)		
	225,422,604.45	228,491,820.42
Total Shareholders' equity and liabilities	**4,141,987,399.13**	**4,120,150,347.49**

in €	
Liabilities from guarantees, bills of exchange and cheque guarantees	3,918,226,470.60

Income Statement for the Period from 1 January to 31 December 2004

in €	2004	2003
Other operating income	23,636,613.07	230,431.15
Personnel expenses		
Wages and salaries	7,835,481.63	3,763,031.51
Social security costs, pension expenses and related employee benefit costs thereof for pensions € 1,734,823.19 (previous year: € 1,142,739.20)	2,357,480.29	1,270,851.73
	10,192,961.92	5,033,883.24
Depreciation/amortisation on intangible assets and property, plant and equipment	476,194.61	106,355.20
Other operating expenses	10,816,907.15	5,722,216.86
Income from investments thereof from affiliated companies € 1,500,000.00 (previous year: € 0.00)	1,500,000.00	0.00
Income from other securities and loans of financial assets thereof from affiliated companies € 8,332,616.68 (previous year: € 0.00)	8,332,616.68	0.00
Other interest and similar income thereof from affiliated companies € 0.00 (previous year: € 1,563,118.65)	659,372.53	1,986,547.12
Income from profit-and-loss transfer agreements	25,818,402.92	52,221,642.41
Depreciation/ amortisation on financial assets	1,000,000.00	0.00
Interest and similar expenses	14,782,567.17	3,027,658.53
Result of ordinary activities	22,678,374.35	40,548,506.85
Extraordinary income	0.00	33,339,287.41
Extraordinary expenses	600,000.00	0.00
Extraordinary result	-600,000.00	33,339,287.41
Taxes on income	5,030,846.03	0.00
Net income	**17,047,528.32**	**73,887,794.26**

General information concerning the financial statements

Basic information

Hypo Real Estate Holding AG was established as a new company by way of a spin-off as of 1 January 2003. The assets spun off from Bayerische Hypo- und Vereinsbank AG, Munich, consisted of all shares in DIA Vermögensverwaltungs-GmbH, Munich.

The wholly-owned subsidiary DIA Vermögensverwaltungs-GmbH was merged with Hypo Real Estate Holding AG as of 29 December 2003. The transaction was recorded in the commercial register on 10 March 2004. The company assumed the rights and obligations of DIA Vermögensverwaltungs-GmbH at the point at which the merger agreement was completed. This is also applicable for the profit-and-loss transfer agreement closed with the approval of the extraordinary shareholders' meeting of Württembergische Hypothekenbank AG on 30 October 2003, and recorded in the commercial register.

The financial statements as of 31 December 2004 have been prepared in accordance with the regulations of the German Commercial Code (Handelsgesetzbuch – HGB) concerning the accounting of corporations and the supplementary regulations of the law concerning Aktiengesellschaften (joint stock corporations). The prior year figures have been used for comparison purposes.

The accounting of the company is subject to the regulations for large corporations as detailed in section 267 (3) HGB.

The financial statements have been prepared subject to the general statement regulations set out in sections 246-251 HGB and also subject to the special statement regulations for corporations, sections 268-274a, 276-278, and subject to the general valuation regulations of sections 252-256 HGB, and also in accordance with the special valuation regulations applicable for corporations, sections 279-283 HGB.

The statement regarding the Corporate Governance Code which is prescribed by section 161 AktG has been issued by the managing board and the supervisory board, and has been published on our web site at www.hyporealestate.com.

INFORMATION CONCERNING ACCOUNTING AND VALUATION PRINCIPLES

The following valuation methods have been used:

Fixed assets

Intangible assets

Franchises, trademarks, patents, licenses and similar rights and licenses to such rights
Software is stated at cost less scheduled depreciation.

Scheduled depreciation is based on a useful life of between three and five years.

Advances paid on intangible assets are stated in their nominal value; no adjustments were necessary.

Property, plant and equipment

Other installations, operational and office equipment are stated at cost plus ancillary acquisition costs less any reductions in acquisition costs.

This item also includes technical equipment (computers, etc.) for the work places.

Scheduled depreciation was calculated on the basis of normal useful lifes. The straight-line method of depreciation is used for writing down assets. Depreciation is calculated on a pro-rata basis.

Minor-value assets are written down in full in the year in which they are acquired and are stated in the list of assets as disposals and additions.

Financial assets are stated at acquisition costs. In the event of a probable permanent reduction in value the regulation of section 253 (2) p. 3 HGB was taken into account.

Current assets

Accounts receivable and other assets

Accounts receivable from affiliated companies are stated with their nominal values.

Other assets are stated with their nominal value or payment amounts.

Cash in hand, cash at banks and cheques are stated with nominal value.

Provisions

Provisions for pensions are stated in accordance with section 6a EStG with their current value established on the basis of actuarial principles using an interest rate of 6 %.

Tax provisions and other provisions are endowed with the value of estimated liabilities on the basis of a businesslike manner, taking all recognisable risks and uncertain obligations into account.

Liabilities

Deposits from other banks, trade accounts payable, accounts payable to affiliated companies and other liabilities are stated in the amount due for repayment.

NOTES TO THE BALANCE SHEET

The development of intangible assets, property, plant and equipment and financial assets in the course of financial 2004 are set out in the assets development in the appendix to these notes. Major items in the balance sheet are explained in the following:

Fixed assets

Intangible assets Within the position intangible assets in addition to the scheduled depreciation a non-scheduled depreciation of € 70 thousands has been deducted in relation to software, because the requirements on the software changed and therefore the software will have to be renewed.

Financial assets

Shares in affiliated companies The company has acquired newly issued shares of its subsidiary Hypo Real Estate Bank International, puc equivalent to € 150,000 thousands. The carrying amount of this subsidiary has increased accordingly.

The carrying amount of PBI-Beteiligungs-GmbH, company in liquidation, has been written down by € 1,000 thousands due to a permanent reduction in value in accordance with section 253 (2) p. 3 HGB.

In addition to the purchase of shares resulting from the ongoing compensation offer as part of the profit-and-loss transfer agreement with the subsidiary Württembergische Hypothekenbank AG, an amount of € 60,000 thousands was paid into the additional paid-in capital at the latter. The carrying amount has increased correspondingly. As a result of reselling shares of the subsidiary Hypo Real Estate Bank AG to the company itself, the carrying amount declined by € 178,910 thousands.

Loans to affiliated companies We have stated the subordinated loan of € 200,000 thousands to our subsidiary Hypo Real Estate Bank International, puc under this position. This loan has a maturity of more than five years.

Accounts receivable and other assets

Accounts receivable from affiliated companies The main position stated under accounts receivable from affiliated companies is the amount of € 57,003 thousands from Württembergische Hypothekenbank AG as a result of the profit-and-loss transfer agreement for the financial year 2004. The interest receivable of € 1,774 thousands is a further major position resulting from the above-mentioned loan agreement with Hypo Real Estate Bank International, puc.

Remaining periods to maturity

All receivables have a maturity of up to one year.

Deferred charges and prepaid expenses

Deferred charges and prepaid expenses contain an amount of € 342 thousands for an accrued disagio (previous year: € 484 thousands).

Shareholders' equity

The company's subscribed capital comprises 130,433,775 no-par-value bearer ordinary shares (WKN 802 770), each with a theoretical nominal amount of € 3.00, and 3,638,400 bearer preference shares without voting rights (WKN 802 771), each with a theoretical nominal amount of € 3.00.

The managing board has been authorised by the shareholders' meeting of 2004 to increase the company's share capital up to 3 June 2009, subject to the approval of the supervisory board, by way of issuing new shares in return for cash or non-cash contributions on one or more occasions, whereby the increase could not exceed a nominal amount of € 201,108,261 thousands. The managing board was also authorised by the shareholders' meeting in 2004 to issue partial debentures with conversion or option rights on the company's shares on one or more occasions up to 3 June 2009. The managing board has so far not taken advantage of these authorisations.

Participatory capital

As part of the spin-off and establishment process, the company took on participatory capital of € 102,258 thousands. The bearer participating certificates comprise two million units, each with a nominal amount of DM 100.

The owners of the participating certificates are entitled to an annual coupon of 6.75 % of the nominal amount; this entitlement enjoys priority over the shareholders' entitlement to a dividend payment. The entitlement to a coupon payment is diminished (non-cumulative entitlement) to the extent that such a coupon payment would result in a net loss.

The nominal amount is due for repayment – subject to any participation in losses – on the day after the shareholders' meeting which is responsible for resolutions with regard to the financial year 2007. Participation in any net loss reduces the entitlement

to repayment on a pro-rata basis. Any net profits in subsequent years increase the entitlement to repayment maximum to the nominal amount. All other creditors of the company are ranked higher than the participating certificates. If the company becomes insolvent or is liquidated, payments in relation to the participating certificates shall be made after all other creditors' claims have been settled, and before the rights of shareholders are settled.

During the financial year 2003, the company purchased its own participating certificates worth DM 10,042,800. This amount was deducted from the corresponding position at the liabilities side of the balance sheet. The company did not purchase any more of its own participating certificates during the financial year 2004.

Additional paid-in capital

In accordance with the spin-off plan or the spin-off report, the additional paid-in capital is calculated as the balance of the carrying amount of the spun-off shares in DIA Vermögensverwaltungs-GmbH (€ 3,712,000 thousands) less the amount stated as subscribed capital (€ 402,217 thousands).

Retained earnings

In the financial year 2003, a total amount of € 36,500 thousands was allocated to other retained earnings. No other amounts were added in 2004.

Profit available for distribution

The profit available for distribution stated as of 31 December 2004 includes an amount of € 37,888 thousands for the profit carried forward from the previous year. The following proposals will be submitted to the shareholders' meeting with regard to appropriation of the profit available for distribution:

Proposed appropriation of profit available for distribution in €

	Units	Amount per share	Total
Profit available for distribution as of 31.12.2004			**54,435,322.58**
Subsequent payment for preference shares for 2002	3,638,400	0.064	232,857.60
Subsequent payment for preference shares for 2003	3,638,400	0.064	232,857.60
Advance profit payment for preference shares for 2004	3,638,400	0.064	232,857.60
Dividend for ordinary shares	130,433,775	0.35	45,651,821.25
for preference shares	3,638,400	0.35	1,273,440.00
Profit carried forward to new account			**6,811,488.53**

It is proposed that the amount remaining after the subsequent payment for 2002 and 2003 and the payment for 2004 to the preference shareholders and the dividend payment for 2004 should be carried forward to the new account.

Provisions

The tax provisions relate to the cumulative result of the company itself and the net profit of Württembergische Hypothekenbank AG transferred as a result of the profit and loss transfer agreement. The minimum taxation which has been applicable since 1 January 2004 has resulted in a tax provision of € 5,205 thousands because only a fixed amount of 60 % of the income before tax could be offset against existing losses carried forward. The total tax provision includes an amount of € 1,339 thousands from the previous year.

Other provisions comprise mainly obligations arising from employment contracts and contracts with executive bodies as well as the provisions for the audit of the financial statements.

Liabilities

Remaining periods to maturity and details of security

The remaining periods to maturity and details of the security for the liabilities are set out in the appended list of liabilities.

Off-balance-sheet liabilities

As part of the medium-term note programme issued by the subsidiary Hypo Real Estate Bank International, puc, the company has issued an unlimited guarantee to the holders of the notes. The extent of this contingent liability was € 3,918,226 thousands per year end and includes the nominal obligations as well as the interest obligations. Other currencies have been translated on the balance sheet date.

List of liabilities in € — 31.12.2004

	Remaining period to maturity up to one year	Remaining period to maturity between one and five years	Remaining period to maturity more than five years	Security provided by Pfandrechte or similar rights
Deposits from other banks	7,501,519.14	200,000,000.00	—	—
Accounts payable, trade	123,151.84	—	—	—
Accounts payable to affiliated companies	9,690,798.61	—	—	—
Other liabilities	8,107,134.86	—	—	—
Thereof: liabilities to holders of participatory rights	6,555,841.26	—	—	—
	25,422,604.45	**200,000,000.00**	—	—

Notes to the Income Statement

Other operating income The profit of € 21,091 thousands resulting from the disposal of shares in Hypo Real Estate Bank AG is the main position stated under other operating income. Operating income also includes income generated by the charging of services (€ 2,397 thousands).

Other operating expenses Other operating expenses comprise insurance, contributions and charges (€ 1,815 thousands) as well as costs of legal, tax and other advice. The company's auditor received a total fee of € 684 thousands in the financial year. Of this figure € 493 thousands was attributable to the audit of the financial statements, the consolidated financial statements and the audit review of the interim statements. Other services worth € 191 thousands were provided.

Extraordinary result The extraordinary expenses refer to the repayment claim of Bayerische Hypo- und Vereinsbank AG. This is resulting from subsidy to DIA Vermögensverwaltungs-GmbH, based on the former shareholder position of Bayerische Hypo- und Vereinsbank AG and has to be perceived as an adjustment to the subsidy in the financial year 2003.

Income and expenses from profit and loss transfer agreement A profit of € 57,003 thousands was transferred to the company for the financial year as a result of the profit-and-loss transfer agreement signed by Württembergische Hypothekenbank AG and Hypo Real Estate Holding AG. This was opposed by expenses of € 31,184 thousands including the annual guaranteed dividend of € 1,184 thousands to the external shareholders of Württembergische Hypothekenbank AG as a result of the profit-and-loss transfer agreement.

Taxes on income imposed on result of ordinary activities and extraordinary result As part of the spin-off process, a corporation and trade tax loss carry-forward was transferred to Hypo Real Estate Holding AG. Despite the fact that these loss carry-forwards are still available, the minimum taxation rules which have been applicable since 1 January 2004 mean that tax expenses totalling € 5,031 thousands have been incurred.

Reconciliation between net income and profit available for distribution in €

	2004	2003
Net income	17,047,528.32	73,887,794.26
Profit brought forward from previous year	37,387,794.26	—
Allocations to retained earnings	—	−36,500,000.00
Profit available for distribution	**54,435,322.58**	**37,387,794.26**

Other information

Liability The company has provided the loss indemnification statement for Württembergische Hypothekenbank AG specified in accordance with prevailing statutes to the Einlagensicherungsfonds (deposit guarantee fund) within the Bundesverband deutscher Banken e.V. Berlin.

In addition, the company has provided a full guarantee for the debt instruments issued as part of the medium-term note programme (issue framework € 10,000,000 thousands) of Hypo Real Estate Bank International, puc (see balance sheet).

Other financial obligations There are no other financial obligations.

Average number of persons employed during the financial year broken down by categories In the year under review, Hypo Real Estate Holding AG employed 58 persons on average. Of this figure, 55 persons were full-time employees and three persons were part-time employees.

Mandates of the Management Board

Name	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Georg Funke Chairman	Württembergische Hypothekenbank AG*, Stuttgart (Chairman of the Supervisory Board) Hypo Real Estate Bank AG*, Munich (Chairman of the Supervisory Board)	
Johann Berger until 08.12.2004		
Dr Paul Eisele	Hypo Real Estate Bank AG*, Munich	Hypo Pfandbrief Bank International S.A.*, Luxemburg (Member of the Administrative Board) since 23.07.2004
Dr Markus Fell	Hypo Real Estate Bank AG*, Munich Württembergische Hypothekenbank AG*, Stuttgart	Hypo Real Estate Capital France S.A.*, Paris/France (Membre du Conseil de Surveillance) Hypo Real Estate Capital Ltd.*, London/UK (Non-Executive Member of the Board) Hypo Real Estate Capital Corp.*, New York/USA (Non-Executive Member of the Board) Hypo Pfandbrief Bank International S.A.*, Luxemburg (Member of the Administrative Board)

* Group mandate

Name	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Frank Lamby	Hypo Real Estate Bank AG* (Vice-Chairman of the Supervisory Board) until 31.12.2004 Württembergische Hypothekenbank AG* (First Vice-Chairman of the Supervisory Board) until 31.12.2004	Hypo Real Estate Capital France S.A.*, Paris/France (Vice-Président du Conseil de Surveillance) Hypo Real Estate Capital Ltd.*, London/UK (Non-Executive Member of the Board) Hypo Real Estate Capital Corp.*, New York/USA (Non-Executive Member of the Board) until 31.12.2004 Hypo Real Estate Capital Iberia S.L.*, Madrid/Spain (Miembro del Consejo de Administración) Hypo Real Estate Capital Japan Corporation, Tokyo/Japan (Non-Executive Member of the Board) from 19.02.2004 until 31.12.2004

* Group mandate

Mandates of the Supervisory Board

Name	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Kurt F. Viermetz Chairman	ERGO Versicherungs-AG, Düsseldorf (Member of the Supervisory Board)	Grosvenor Estate Holdings Ltd., London/UK (Non-Executive Member of the Board) until 06/2004
	E.ON Ruhrgas AG, Essen (Member of the Supervisory Board)	Hypo Real Estate Bank International puc*, Dublin/Ireland (Chairman of the Board)
Prof Dr Klaus Pohle Vice-Chairman since 04.06.2004	LION Bioscience AG (Vice-Chairman of the Board) until 10/2004	Coty Inc., New York/USA (Non-Executive Member of the Board)
	DWS Investment GmbH, Frankfurt/Main (Member of the Supervisory Board)	Sanofi-Aventis S.A., Paris/France (Administrateur) since 08/2004
Dr Ferdinand Graf von Ballestrem	SHW GmbH, Aalen, Wasseralfingen (Chairman of the Supervisory Board)	MAN Capital Corporation, New York/USA (Chairman of the Board)
	Renk AG, Augsburg (Vice-Chairman of the Supervisory Board)	MAN Financial Services plc., Swindon/UK (Chairman of the Board)
	MAN Technologie AG, Augsburg (Vice-Chairman of the Supervisory Board)	
	MAN Roland Druckmaschinen AG, Augsburg/Offenbach (Member of the Supervisory Board)	
	Bayerische Versicherungsbank AG, Unterföhring (Member of the Supervisory Board)	

* Group mandate

Name	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Antoine Jeancourt-Galignani since 04.06.2004		Groupe Gecina S.A., Paris/France (Chairman of the Board) Euro Disney S.C.A., Marne-La-Vallée/France (Chairman of the Board) Société Générale S.A., Paris/France (Director) Assurance Générale de France S.A. (AGF), Paris/France (Director) Kaufman & Broad S.A., Paris/France (Director) Total S.A., Paris/France (Director) Société Nationale d'Assurances Group s.a.l (SNA), Beirut/Lebanon (Chairman of the Board) Jetix Europe N.V., Hilversum/Netherlands (Member of the Board) Oddo & Cie. S.C.A. (Member of the Supervisory Board)

* Group mandate

Name	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Dr Pieter Korteweg since 04.06.2004		DaimlerChrysler Nederland B.V. (Chairman of the Board) until 15.10.2004 DaimlerChrysler Nederland B.V. (Non-Executive Member of the Board) since 15.10.2004 Dutch Central Bureau of Statistics (CBS) (Chairman of the Supervisory Board) Cerberus Global Investment Advisors LLC, Baarn/Netherlands (Senior Advisor) SSA Global Technologies Inc., Chicago/USA (Non-Executive Member of the Board) since 05/2004 Aozora Bank Ltd., Tokyo/Japan (Non-Executive Member of the Board) since 06/2004 Development Fund Netherlands Antilles (SONA) (Member of the Board)

* Group mandate

Name	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Robert Mundheim since 04.06.2004		Shearman & Sterling LLP, New York/USA (Of Counsel) Arnhold and S. Bleichroeder Holdings Inc., (Director) eCollege.com, Inc., (Member of the Board) National Association of Securities Dealers Automated Quotations (NASDAQ) Legal & Compliance Advisory Board (Chairman) National Association of Securities Dealers (NASDAQ) Legal Advisory Board (Chairman)
Dr Götz Wricke until 04.06.2004		Hamburg-Mannheimer Consulting N.V., Brussels/Belgium (Chairman of the Administrative Board) Hamburg-Mannheimer N.V., Brussels/Belgium (Chairman of the Administrative Board) Lion Belge S.A., Brussels/Belgium (Chairman of the Board) Union Versicherungs AG, Vienna/Austria (Vice-Chairman of the Supervisory Board)

* Group mandate

Remuneration paid to active and former members of the company's executive bodies

in € thousands	Basic salary	Fixed remuneration total[1]	Profit-related components[2]	Total	Total
	2004	2004	2004	2004	2003
To members of the Managing Board of Hypo Real Estate Holding AG	2,365	3,158	4,060	7,218	5,555
Georg Funke, chairman	750	1,051	1,500	2,551	2,100
Johann Berger (until 8 December 2004)	400	474	600	1,074	750
Dr. Paul Eisele	380	427	700	1,127	870
Dr. Markus Fell	415	603	630	1,233	850
Frank Lamby	420	603	630	1,233	985
To members of the Supervisory Board of Hypo Real Estate Holding AG for Supervisory Board activities				419	244

[1] Includes, within limits, general expenses for fringe benefits, which underlay taxation and abroad also social security

[2] Profit-related remuneration for the year 2004 but only paid in 2005

Of the expenses incurred for the members of the managing board, € 2,401 thousands have affected income at Hypo Real Estate Holding AG.

In 2004, the members of the Supervisory Board did not receive any remuneration for personal services. On the reference date for the financial statements, there were no receivables or contingent liabilities in respect of members of the Supervisory Board of Hypo Real Estate Holding AG.

Rent guarantees were issued for two members of the Management Board.

In 2004, no shares and share derivatives of Hypo Real Estate Holding AG have been purchased or sold by members of the Supervisory and Management Boards of Hypo Real Estate Holding AG in accordance with the disclosure obligation pursuant to section 15a of the Securities Trading Act [Wertpapier Handelsgesetz (WpHG)] (directors' dealings). On 31 December 2004, the members of the supervisory and Management Board together held less than 1 % of the total shares issued by Hypo Real Estate Holding AG.

Group membership

Name and registered offices of companies in which the company owns at least 20 % as well as details of the extent of the capital stake, shareholders' equity and result of the last financial year for which financial statements are available.

The list of shareholdings of Hypo Real Estate Holding AG as of 31 December 2004 is enclosed as an appendix. It has additionally been deposited with the commercial register, where it is available for inspection.

Name, registered offices and legal form of the companies where the company is the shareholder with unlimited liability.

Hypo Real Estate Bank International, public unlimited company, Dublin, Ireland.

Hypo Real Estate Holding AG, Munich

Munich, 9 March 2004

Georg Funke Dr. Paul Eisele Dr. Markus Fell Frank Lamby

Enclosures to the Notes

Development of Fixed Assets

in €	Aquisition / production costs			
	Balance 01.01.2004	Additions	Disposals	Balance 31.12.2004
Intangible assets				
Licenses and software	270,731.10	183,247.23	0.00	453,978.33
Advances paid on intangible assets	232,500.00	163,656.25	0.00	396,156.25
	503,231.10	346,903.48	0.00	850,134.58
Property, plant and equipment				
Operational and office equipment	712,000.21	285,263.15	57,181.19	940,082.17
	712,000.21	285,263.15	57,181.19	940,082.17
Financial assets				
Shares in affiliated companies	3,842,011,453.32	210,978,439.00	178,909,954.07	3,874,079,938.25
Loans to affiliated companies	200,000,000.00	0.00	0.00	200,000,000.00
	4,042,011,453.32	210,978,439.00	178,909,954.07	4,074,079,938.25
	4,043,226,684.63	**211,610,605.63**	**178,967,135.26**	**4,075,870,155.00**

Depreciation/Amortisation				Carrying amounts	
Balance 01.01.2004	Depreciation/ Amortisation of the financial year	Disposals	Balance 31.12.2004	01.01.2004	31.12.2004
1,718.10	193,279.23	0.00	194,997.33	269,013.00	258,981.00
0.00	0.00	0.00	0.00	232,500.00	396,156.25
1,718.10	193,279.23	0.00	194,997.33	501,513.00	655,137.25
19,540.21	282,915.38	15,219.18	287,236.41	692,460.00	652,845.76
19,540.21	282,915.38	15,219.18	287,236.41	692,460.00	652,845.76
0.00	1,000,000.00	0.00	1,000,000.00	3,842,011,453.32	3,873,079,938.25
0.00	0.00	0.00	0.00	200,000,000.00	200,000,000.00
0.00	1,000,000.00	0.00	1,000,000.00	4,042,011,453.32	4,073,079,938.25
21,258.31	**1,476,194.61**	**15,219.18**	**1,482,233.74**	**4,043,205,426.32**	**4,074,387,921.26**

Holdings of Hypo Real Estate Holding AG

Name and registered office	Interest total Sect. 16 (4) Stock Corporation Act	Interest of which held indirectly	Currency	Total assets in thousands	Equity in thousands	Net income/ loss in thousands	Alternative financial year
1. Subsidiaries							
1.1. Consolidated subsidiaries							
1.1.1. Banks and financial institutions							
1.1.1.1. Domestic banks and financial institutions							
Hypo Real Estate Bank AG, Munich	100.00 %		EUR	85,373,503	2,049,527	1	
Württembergische Hypothekenbank AG, Stuttgart	97.49 %		EUR	32,320,450	654,503	0	
1.1.1.2. Foreign banks and financial institutions							
HI Asset Management, Inc., New York	100.00 %	100.00 %	USD	3,676	3,674	3	
HI Capital Markets, Inc., New York	100.00 %	100.00 %	USD	3,676	3,673	3	
Hypo Pfandbrief Bank International S.A., Luxembourg	99.99 %	99.99 %	EUR	7,111,356	94,822	5.903	
Hypo Real Estate Bank International puc, Dublin	99.99 %		EUR	16,179,543	1,338,398	71.019	
Hypo Real Estate Capital France S.A., Paris (sub-group)	99.99 %	99.99 %	EUR	190,112	44,546	7.907	
1.1.2. Other consolidated subsidiaries							
HVB Real Estate Transactions S.A.S., Paris	100.00 %	100.00 %	EUR	94,773	40	0	
Hypo Property Investment (1992) Ltd., London	100.00 %	50.00 %	GBP	179	0	0	
Hypo Property Investment Ltd., London	100.00 %	100.00 %	GBP	283	283	– 172	
Hypo Property Participation Ltd., London	100.00 %	100.00 %	GBP	53	53	– 24	
Hypo Property Services Ltd., London	100.00 %	100.00 %	GBP	102	101	– 6	
Hypo Real Estate Capital Corp., New York (sub-group)	100.00 %	100.00 %	USD	2,246,603	174,529	23,855	
Hypo Real Estate Capital Iberia S.A., Madrid	100.00 %	100.00 %	EUR	8,499	9,883	1,667	
Hypo Real Estate Capital Italia S.A., Milan	100.00 %	100.00 %	EUR	11,581	6,597	1,795	
Hypo Real Estate Capital Japan Corp., Tokyo	100.00 %	100.00 %	JPY	640,610	21,626	150	
Hypo Real Estate Capital Ltd., London (sub-group)	100.00 %	100.00 %	EUR	115,150	67,273	26,218	
Hypo Real Estate Investment Banking Ltd., London	100.00 %	100.00 %	GBP	352	352	– 148	
Isar East 60th Street LLC, New York	100.00 %	100.00 %	USD	6,639	0	0	
Isar Gotham West 38th Street LLC, New York	100.00 %	100.00 %	USD	6,540	1	0	
Isar RP Member LLC, New York	100.00 %	100.00 %	USD	0	1	0	
Isar Two Columbus LLC, New York	100.00 %	100.00 %	USD	806	0	– 7	
Liffey 451 LLC, New York	100.00 %	100.00 %	USD	39,010	856	731	
The Greater Manchester Property Enterprise Fund Ltd., London	100.00 %	100.00 %	GBP	13	13	2	
Zamara Investments Ltd., Gibraltar	100.00 %	100.00 %	GBP	9,457	9,455	403	

Name and registered office	Interest		Currency	Total assets in thousands	Equity in thousands	Net income/ loss in thousands	Alternative financial year
	total Sect. 16(4) Stock Corporation Act	of which held indirectly					
1.2. Non-consolidated subsidiaries							
Frappant Altona GmbH, Munich	94.00 %	94.00 %	EUR	12,945	25	[2]	
FUNDUS Gesellschaft für Grundbesitz und Beteiligungen mbH, Munich	94.00 %	94.00 %	EUR	5,249	904	[1]	
GfA-Gesellschaft für Anwendungssoftware mbH, Stuttgart	66.66 %	66.66 %	EUR	6,483	1,041	213	1.1.–31.12.2003
Gfl-Gesellschaft für Immoblilienentwicklung und -verwaltung mbH, Stuttgart	100.00 %	100.00 %	EUR	306	203	53	1.1.–31.12.2003
GfR-Gesellschaft für Rechenzentrumsleistungen mbH, Stuttgart	100.00 %	100.00 %	EUR	431	2,169	1,013	1.1.–31.12.2003
GGV Gesellschaft für Grundbesitzverwaltung und Immobilien-Management mbH, Munich	93.95 %	93.95 %	EUR	4,755	2,072	[1]	
Hypo Dublin Properties Limited, Dublin	100.00 %	100.00 %	EUR	216	– 170	– 170	1.1.–31.12.2003
IMMO Immobilien Management Beteiligungsgesellschaft mbH, Munich	100.00 %	100.00 %	EUR	33	31	3	
IMMO Immobilien Management GmbH & Co. KG, Munich	94.00 %	94.00 %	EUR	118,680	– 240	– 26,648	
IMMO Invest Gewerbe GmbH, Munich	100.00 %	100.00 %	EUR	27	26	[1]	
IMMO Invest Real Estate GmbH, Munich	100.00 %	100.00 %	EUR	29	28	[1]	
IMMO Invest Wohnwirtschaft GmbH, Munich	100.00 %	100.00 %	EUR	24	23	[1]	
IMMO Trading GmbH, Munich	100.00 %	100.00 %	EUR	1,305	525	[1]	
Immovation GmbH i.L., Dortmund	100.00 %	100.00 %	EUR	4	3	– 7	1.1.–31.12.2003
Meridies Grundbesitz- und Bebauungsgesellschaft mbH, Munich	94.00 %	94.00 %	EUR	6,273	78	[1]	
PBI-Beteiligungs-GmbH i.L., Munich	100.00 %	100.00 %	EUR	60,720	60,464	9,433	1.1.–31.12.2003
Ragnarök Vermögens-verwaltung AG & Co. KG, Munich	94.00 %	94.00 %	EUR	87,818	– 9,652	– 9,746	
WestHyp Finance B.V., Amsterdam	100.00 %	100.00 %	EUR	713	681	– 65	1.1.–31.12.2003
WestHyp Immobilien Holding GmbH, Dortmund	100.00 %	100.00 %	EUR	1,694	625	49	1.1.–31.12.2003
WH-Erste Grundstücks Verwaltungs GmbH, Waltersdorf	100.00 %	100.00 %	EUR	3,426	100	63	1.1.–31.12.2003
WH-Erste Grundstücks GmbH & Co. KG, Waltersdorf	94.00 %	94.00 %	EUR	194,431	130,072	3,304	
WH-Zweite Grundstücks Verwaltungs GmbH, Waltersdorf	100.00 %	100.00 %	EUR	25	24	– 1	1.1.–31.12.2003
WH-Zweite Grundstücks GmbH & Co. KG, Waltersdorf	100.00 %	100.00 %	EUR	70,035	70,000	– 38	1.1.–31.12.2003
WHI Württembergische Hypothekenbank Immobilienbewertungs- und Beratungsgesellschaft mbH, Stuttgart	100.00 %	100.00 %	EUR	328	202	55	1.1.–31.12.2003
Wohn- und Grundbesitz Stendal GmbH, Stendal	100.00 %	100.00 %	EUR	13,872	40	9	1.1.–31.12.2003

[1] Profit/loss-transfer to partners due to profit-and-loss-transfer agreement
[2] Profit/loss-transfer to Meridies Grundbesitz- und Bebauungsgesellschaft mbH, Munich due to profit-and-loss-transfer agreement

Name and registered office	Interest: total Sect. 16 (4) Stock Corporation Act	Interest: of which held indirectly	Currency	Total assets in thousands	Equity in thousands	Net income/ loss in thousands	Alternative financial year
2. Other investments							
2.1. Banks and other financial institutions							
Stuttgarter Volksbank AG, Stuttgart	0.18 %	0.18 %	EUR	1,687,405	115,619	2,437	1.1.–31.12.2003
2.2. Other companies							
Aerodrom Bureau Verwaltungs GmbH, Berlin	32.00 %	32.00 %	EUR	608	0	22	1.1.–31.12.2003
Ägir Vermögensverwaltung GmbH & Co. KG, Munich	0.01 %	0.01 %	EUR	27,000	25,109	– 18,779	1.1.–31.12.2003
Airport Bureau Verwaltungs GmbH, Berlin	32.00 %	32.00 %	EUR	206	151	169	1.1.–31.12.2003
Amorfos Grundstücksgesellschaft mbH & Co. KG, Berlin	2.50 %	2.50 %	EUR	34,717	– 12,358	983	1.1.–31.12.2003
Bayerische Landessiedlung GmbH, Munich	2.94 %	2.94 %	EUR	266,804	55,953	– 989	1.1.–31.12.2003
BNL Beteiligungsgesellschaft Neue Länder GmbH & Co. KG, Berlin	0.10 %	0.10 %	EUR	68,333	64,843	1,889	1.1.–31.12.2003
Burleigh Court (Barnsley) Management Limited, London	20.00 %	20.00 %	GBP	19	30	0	
Deutsche Börse AG, Frankfurt	0.01 %	0.01 %	EUR	2,724,400	1,989,100	267,500	1.1.–31.12.2003
Deutsches Theater Grund- und Hausbesitz GmbH, Munich	3.30 %	3.30 %	EUR	12,336	2,556	770	1.1.–31.12.2003
GWG Gemeinnützige Wohnstätten- und Siedlungsgesellschaften mbH, Munich	> 0%	> 0%	EUR	872,174	168,237	835	1.1.–31.12.2003
Illit Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Grünwald	5.00 %	5.00 %	EUR	72,619	– 11,841	– 2,245	1.1.–31.12.2003
Inula Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Grünwald	10.00 %	10.00 %	EUR	112,594	– 45,833	– 2,689	1.1.–31.12.2003
Kaufhof plus Grundstücksvermietungsgesellschaft mbH & Co. Objekt Bahnhof Berlin KG, Düsseldorf	5.02 %	5.02 %	EUR	45,408	– 9,838	1,295	1.1.–31.12.2003
Kaufhof plus Grundstücksvermietungsgesellschaft mbH & Co. Objekt Berlin Prerower Platz KG, Düsseldorf	5.15 %	5.15 %	EUR	15,878	– 3,190	901	1.1.–31.12.2003
KOROS Grundstücks-Verwaltungs GmbH & Co. KG, Grünwald	2.50 %	2.50 %	EUR	22,845	0	98	1.1.–31.12.2003
LEG Landesentwicklungsgesellschaft Nordrhein-Westfalen GmbH, Düsseldorf	> 0%	> 0%	EUR	1,426,908	218,461	15,677	1.1.–31.12.2003
LHI Immobilienfonds Verwaltungs GmbH & Co. Objekt Hettstedt KG, Munich	5.09 %	5.09 %	EUR	13,823	– 3,484	590	1.1.–31.12.2003
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Stuttgart	50.00 %	50.00 %	EUR	26	26	0	1.1.–31.12.2003
SANO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG, Düsseldorf	33.33 %	33.33 %	EUR	16,612	– 3,099	– 477	1.1.–31.12.2003
SOMA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Darmstadt KG, Düsseldorf	33.33 %	33.33 %	EUR	34,065	– 4,802	– 677	1.1.–31.12.2003
SP Projektentwicklung Schönefeld GmbH & Co. KG, Stuttgart	50.00 %	50.00 %	EUR	32,080	30,183	– 181	1.1.–31.12.2003
Vierte Airport Bureau Center KG, Areal Bau- Investitionen GmbH & Co., Berlin	32.00 %	32.00 %	EUR	13,892	898	39	1.1.–31.12.2003
WILMA Bouwfonds Bauprojekte GmbH & Co. „An den Teichen" KG, Ratingen	5.00 %	5.00 %	EUR	452	181	3	1.1.–31.12.2003
Wisus Beteiligungs GmbH & Co. Zweite Vermietungs-KG, Munich	33.00 %	33.00 %	EUR	12,861	– 3,191	– 212	1.1.–31.12.2003

Auditor's Report

We have audited the annual financial statements, together with the bookkeeping system and the Management Report of the Hypo Real Estate Holding AG, Munich, for the business year from January 1, 2004 to December 31, 2004. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB ["Handelsgesetzbuch: German Commercial Code"] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with principles of proper accounting. On the whole the management report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Munich, March 10, 2005

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Paskert	Techet
Wirtschaftsprüfer	Wirtschaftsprüfer

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Telephone +49 (0) 89 20 30 07 - 0
Fax +49 (0) 89 20 30 07 -783
www.hyporealestate.com

Press release

Hypo Real Estate Bank International: Successful completion of € 91 million financing for the acquisition of Marchand Tower, Courbevoie by Qatar Islamic Bank

Paris/Dublin/Munich, April 5th 2005: Hypo Real Estate Bank International announces today that it has arranged the financing for the acquisition of Marchand Tower in La Défense, Courbevoie by Qatar Islamic Bank. This acquisition and the funding were completed on 15th March 2005 in accordance with a Sharia / Murabahah compliant structure. Funding closed 15th March.

The sponsor of this transaction is the Qatar Islamic Bank, the second largest bank in Qatar, founded in 1982 and listed on the Doha stock exchange, assisted by Financière Centuria, its exclusive representative and Asset Manager.

Marchand Tower is located in Courbevoie in the north of the La Défense business district. It was constructed in 1973 and provides 15,084 sqm of class A office accommodation. The Tower will undergo a complete refurbishment and is let to RTE (Réseau de Transport d'Electricité) a division of state owned EDF (Electricté de France).

Qatar Islamic Bank was advised by Baker & McKenzie, CMS Bureau Francis Lefebvre and Bruno Garnier, notary. Hypo Real Estate Bank International was advised by Jeantet Associés and their notary Rochelois.

Commenting, Harin Thaker, CEO of the bank's European business platform, said: "The successful closing of this Sharia compliant transaction clearly demonstrates once more the way in which our European business

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

platform can successfully deliver the tailor-made solutions our clients require."

Notes to editors:

Hypo Real Estate Bank International
Hypo Real Estate Bank International based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG).The corporate group comprises the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com